Exhibit 99.3

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

IMRIS Inc. (the “ Company ”)
100 - 1370 Sony Place
Winnipeg, Manitoba
Canada, R3T 1N5

Item 2	Date of Material Change

July 22, 2013

Item 3	News Release

News release attached as Schedule “A” was disseminated on July 22, 2013 via Canada NewsWire.

Item 4	Summary of Material Change

On July 22, 2013, the Company announced US Food and Drug Administration (FDA) 510K clearance to market VISIUS® iCT, the first and only ceiling-mounted intraoperative computed tomography (iCT) on the market.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

See news release attached hereto as Schedule “A” dated July 22, 2013.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7	Omitted Information

N/A.

Item 8	Executive Officer

Name of Executive Officer:	Kelly McNeill
Title:	Executive Vice President Finance & CFO
Telephone Number:

Item 9	Date of Report

July 22, 2013

Schedule “A”

FOR IMMEDIATE RELEASE

IMRIS receives FDA 510K clearance for first ceiling-mounted intraoperative CT solution

VISIUS iCT establishes level of intraoperative imaging previously unavailable to surgeons

WINNIPEG, Manitoba, July 22, 2013 – IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) today announced US Food and Drug Administration (FDA) 510K clearance to market VISIUS® iCT, the first and only ceiling-mounted intraoperative computed tomography (iCT) on the market.

“This revolutionary IMRIS solution will be an essential part of the hybrid operating room of the future, especially for the spinal and neurosurgical market,” said David Graves, IMRIS CEO. “VISIUS iCT provides surgeons with on-demand CT imaging to enhance decision making, and both guide and confirm implant placement. The spine surgery market represents a new opportunity for IMRIS and VISIUS iCT establishes a level of intraoperative imaging previously unavailable to surgeons and patients.”

VISIUS iCT is a state-of-the-art surgical theater that provides personalized dose management together with diagnostic quality imaging during the surgical procedure to assist surgeons in critical decision making. The 64-slice scanner effortlessly moves into and out of the operating room during surgery using ceiling-mounted rails to ease workflow. This enables multiple room configurations to meet both clinical requirements and increase utilization without compromising image quality or exam speed.

Patient transport and the need for floor-mounted rails used in other systems is eliminated which opens up valuable OR space and allows unimpeded movement of surgical equipment and simplified infection control. The system also offers the longest scanner travel range on the market today.

In addition, VISIUS iCT features a suite of software applications such as 3D volume rendering to aid in surgical planning and dose reduction which considers each patient’s unique characteristics and needs to maximize image quality and minimize dose. “State-of-the-art dose management is one of the keys to driving the adoption of iCT to guide surgical procedures,” Graves said.

The system software allows healthcare practitioners to visualize dosage prior to scan and adjust settings based on the specific clinical need with detailed dosage reports produced after each scan.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by 54 leading medical institutions around the world.

For further information, please contact:

Kelly McNeill, IMRIS Inc.
Tel: 763-203-6304 Email: kmcneill@imris.com